SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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                CAPITAL REALTY INVESTORS-III LIMITED PARTNERSHIP
                            (Name of Subject Company)

                     C.R.I., Inc., Managing General Partner
                      (Name of Person(s) Filing Statement)

                                   -----------

                      Units of Limited Partnership Interest
                         (Title of Class of Securities)

                                 Not applicable
                      (CUSIP Number of Class of Securities)

                                   -----------

                         Melissa Lackey, General Counsel
                                  C.R.I., Inc.
                              11200 Rockville Pike
                               Rockville. MD 20852
                                 (301) 231-0255
       (Name, Address and Telephone Number of Person Authorized to Receive
     Notices and Communications on Behalf of the Person(s) Filing Statement)

          ___ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

     The name, address and telephone number of the subject company are as follows:

         Capital Realty Investors-III Limited Partnership
         c/o C.R.I., Inc., Managing General Partner
         11200 Rockville Pike
         Rockville, Maryland 20852
         (301) 468-9200

     The title and number of the class of equity securities to which this Statement relates are 60,000 units of Limited Partner Interest.

Item 2. Identity and Background of Filing Person.

     The name, address and telephone number of the filing person are as follows:

         C.R.I., Inc., Managing General Partner
         11200 Rockville Pike
         Rockville, Maryland 20852
         (301) 468-9200

     The filing person is an affiliate of the subject company. C.R.I., Inc. holds a 0.01% General Partner Interest in the Partnership and serves as its Managing General Partner.

     The Statement relates to the tender offer initiated on or about May 11, 2001 for up to twelve thousand (12,000) of the outstanding units of Limited Partner Interest in the subject company by:

         Equity Resource Lexington Fund Limited Partnership
         c/o Equity Resources Group, Inc.
         14 Story Street
         Cambridge, Massachusetts 02138

The tender offeror will hereinafter be referred to as Equity Resources.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

     There are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest, between the filing person or its affiliates and (i) the subject company, its executive officers, directors or affiliates, other than a Partnership Management Agreement between CRICO Management Corporation, an affiliate of the filing person, and the subject company (as to which there is no conflict of interest because the current tender offer applies only to Limited Partner interests and does not purport to affect management of the subject company) or (ii) Equity Resources, its executive officers, directors or affiliates.

     On December 5, 2000, Equity Resources initiated an unregistered tender offer to purchase up to 1,470 of the outstanding units in the subject company at a price of $40.00 per unit. The offer expired January 3, 2001. Equity Resources acquired 870.334 units pursuant to that transaction. Since the March 1, 2001 effective date of the transfers pursuant to that mini-tender offer, Equity Resources has submitted four (4) other transfer requests covering a total of thirty (30) units, which have not yet been processed by the subject company. In addition, affiliates of Equity Resources own four thousand six hundred nineteen (4,619) units in the subject company.

     At a meeting at the filing person's offices on May 3, 2001 to discuss a matter unrelated to the subject company, Eggert Dagbjartsson, Equity Resources' general partner, informed the filing person that Equity Resources had requested an updated list of the security holders in the subject company for the purpose of initiating a registered tender offer for not more than thirty percent (30%) to forty percent (40%) of the outstanding units of Limited Partner interest. The offer price was not disclosed. In a telephone conference on May 9, 2001, Equity Resources indicated that the tender offer would be for no more than twenty percent (20%) of the outstanding Limited Partner units. Again, no offer price was discussed. No other communications with Equity Resources concerning this tender offer have taken place.

     Since 1982, various affiliates of Equity Resources have engaged in conversations and correspondence with the filing person and various of its affiliates with regard to their ownership of interests in the subject company and other CRI-sponsored partnerships.

Item 4. The Solicitation or Recommendation.

     This Statement relates to the recommendation of the filing person, in its capacity as Managing General Partner of the subject company, with respect to the Equity Resources tender offer.

     The filing person is advising holders of the subject securities to reject the tender offer because it views the offer price as inadequate, as discussed below:

     As of March 31, 2001, the subject company maintained the sum of $12,690,924 in cash and cash equivalents. Dividing the cash reserves among the 60,000 units of Limited Partner interest in the subject company results in a current cash value of approximately $211.50 per unit, more than double the amount of the Equity Resources offer.

     The subject company's balance sheet also shows liabilities in excess of $37,000,000 associated with its non-recourse purchase money notes secured by its limited partner interests in 12 of the 24 limited partnerships ("Local Partnerships") in which it is invested. However, the subject company has no personal liability with respect to the notes, which could be satisfied by surrender to the note holders of the Local Partnership interests that secure the notes.

     The filing person, as Managing General Partner, attempts to maximize the value of the subject company by evaluating each of the apartment complexes owned by the Local Partnerships and determining the optimum use of the cash reserves. The subject company currently intends to use its cash reserves for payments with respect to selected purchase money notes secured by interests in Local Partnerships that appear to have substantial value in their properties. The cash reserves may be applied to paying such a note in full, purchasing a note at a discount if possible or making partial payments in exchange for an extension of the maturity of a note (thereby obtaining more time to sell or re-finance the underlying property or, at the least, defer the adverse tax consequences of losing the subject company's interest in the Local Partnership). The goal of the allocation of the cash reserves is to help preserve the subject company's interests in the more valuable of the 12 Local Partnerships with associated purchase money notes.

     The filing person also believes the Equity Resources offer price to be inadequate because, in addition to the subject company's $12,690,924 cash reserves, substantial value exists in its interests in the properties owned by Local Partnerships. The subject company is not in the practice of valuing its limited partner interests in the Local Partnerships and has not engaged any financial advisor to evaluate the terms of the Equity Resources offer or determine the value of the units. Most of the underlying properties owned by the Local Partnerships have not been appraised for many years. However, the filing person is of the view that appraisals or an independent fairness opinion are not necessary to substantiate its recommendation to reject the Equity Resources tender offer as inadequate in price due to the amount of the subject company's cash reserves and the opportunity to use those funds to increase the value of the subject company by dealing with the purchase money note obligations, as discussed above.

     The filing person's recommendation to reject the Equity Resources tender offer assumes that the Limited Partners wish to hold their interests for long term appreciation. Of course, there can be no assurance that the properties owned by the Local Partnerships will appreciate in value. Also, if Limited Partners choose not to accept the tender offer, it is probable that they would have to recognize cancellation of indebtedness income in connection with the anticipated loss of the subject company's interests in at least three Local Partnerships (Audubon Towers Limited Partnership, Glen Agnes Associates and Kapetan Associates Limited Partnership (Congress Plaza)) in 2001 that would exceed any cash distributions from the subject company for the year, resulting in out-of-pocket liabilities for taxes. This state of affairs could persist in future years until all of the purchase money notes are resolved. (On the other hand, Limited Partners who choose to tender their units may incur capital gains taxes.) In addition, if a Limited Partner desires to liquidate his or her investment in the short term, there is no established market for the purchase and sale of Limited Partner units in the subject company. Although several secondary market services exist, activity has been limited and sporadic. Recent transfers of which the subject company is aware were for prices lower than Equity Resources' current tender offer.

     This recommendation may contain projections and other forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such projections or statements include the filing person's current views with respect to future events and the financial performance of the subject company's interests in the Local Partnerships. No assurances can be given, however, that these events will occur or that such projections can be achieved and actual results could differ materially from those projected. A discussion of important factors that could cause actual results to differ materially from those projected is included in the subject company's periodic reports filed with the Securities and Exchange Commission.

     Neither the filing person nor, to its knowledge after making reasonable inquiry, any executive officer, director or affiliate of the filing person currently holds any Limited Partner interest that is subject to the tender offer. Thus, no such person could intend to tender, sell or hold subject securities that are held of record or beneficially owned by that person.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

     No persons or classes of persons have been employed, retained or are to be compensated to make recommendations in connection with this transaction.

Item 6. Interest in Securities of the Subject Company.

     Neither the filing person, nor any person within the scope of the instructions to Item 1008(b) of Regulation M-A, engaged in any transaction in the subject securities in the past 60 days.

     There is no established market for the purchase and sale of Limited Partner units in the subject company, although several secondary market services exist. In the past 60 days, the subject company received requests to purchase or sell approximately seven hundred eight (708) units of Limited Partner interest, including thirty (30) to Equity Resources prior to this tender offer.

Item 7. Purposes of the Transaction and Plans or Proposals.

     The subject company is not undertaking or engaged in any negotiations in response to the tender offer that relate to:

     1.   A  tender  offer  or  other   acquisition  of  the  subject  company's
          securities by C.R.I., Inc., any of its affiliates, or any other person; or

     2.   A.   Any extraordinary transaction,  such as a merger,  reorganization or liquidation, involving the subject company (which has no subsidiaries);

          B. Any purchase, sale or transfer of a material amount of assets of the subject company;

          C. Any material change in the present dividend rate or policy, or indebtedness or capitalization of the subject company.

Item 8. Additional Information.

     There is no additional material information necessary to make the required statements, in light of the circumstances under which they are made, not materially misleading.

Item 9. Exhibits.

     Exhibit A attached hereto is a letter dated May 24, 2001 by the filing person to the holders of Limited Partner units of the subject company recommending against acceptance of the Equity Resources tender offer.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                         CAPITAL REALTY INVESTORS-III LIMITED
                           PARTNERSHIP
                         -------------------------------------------------------
                         (Registrant)

                          by:  C.R.I., Inc.
                               -------------------------------------------------
                               Managing General Partner




May 24, 2001                   by:  /s/ William B. Dockser
-----------------                   --------------------------------------------
Date                                William B. Dockser
                                      Director, Chairman of the Board,
                                      and Treasurer
                                      (Principal Executive Officer)

                                                                      EXHIBIT A
                                                                    Page 1 of 3



                             (On CRI-III Letterhead)



                                  May 24, 2001



     Re: Recommendation to REJECT the $100 per Unit Tender Offer by Equity Resource Lexington Fund to Purchase 12,000 Units of CRI-III Limited Partner Interest

Dear Limited Partner:

     C.R.I., Inc. ("CRI"), as Managing General Partner of Capital Realty Investors - III Limited Partnership ("CRI-III" or the "Partnership"), recommends that Limited Partners REJECT the recent tender offer by Equity Resource
Lexington Fund ("Equity Resource") to buy 12,000 units of Limited Partner Interest in CRI-III for One Hundred Dollars ($100) per unit, because CRI has concluded that the Equity Resource tender offer is inadequate and not in the best interests of the Limited Partners.

     According to the Equity Resource offer, dated May 11, 2001, Equity Resource desires to purchase up to twenty percent (20%) of the outstanding Limited Partner units in CRI-III for $100 per unit (less the amount of any distributions declared or paid by CRI-III with regard to the units after May 11, 2001, and less a $100 transfer fee per transaction). However, as of March 31, 2001, CRI-III maintained the sum of $12,690,924 in cash and cash equivalents. Dividing the cash reserves among the 60,000 units of Limited Partner interest in CRI-III results in a current cash value of approximately $211.50 per unit, more than double the amount of the Equity Resource offer.

     CRI-III's balance sheet also shows liabilities in excess of $37,000,000 associated with non-recourse purchase money notes secured by its limited partner interests in 12 of the 24 limited partnerships ("Local Partnerships") in which it is invested. However, CRI-III has no personal liability with respect to the notes, which could be satisfied by surrender to the note holders of the Local Partnership interests that secure the notes.

     CRI attempts to maximize the value of the Partnership by evaluating each of the apartment complexes owned by the Local Partnerships and determining the optimum use of the cash reserves. CRI-III currently intends to use its cash reserves for payments with respect to selected purchase money notes secured by interests in Local Partnerships that appear to have substantial value in their properties. The cash reserves may be applied to paying such a note in full, purchasing a note at a discount if possible or making partial payments in exchange for an extension of the maturity of a note (thereby obtaining more time to sell or re-finance the underlying property or, at the least, defer the adverse tax consequences of losing CRI-III's interest in the Local Partnership). Accordingly, judicious allocation of the cash reserves should help preserve the Partnership's interests in the more valuable of the 12 Local Partnerships with associated purchase money notes.

                                                                      EXHIBIT A
                                                                    Page 2 of 3




CRI-III Limited Partners
May 24, 2001
Page 2



     CRI also believes the Equity Resource offer price to be inadequate because, in addition to CRI-III's $12,690,924 cash reserves, substantial value exists in CRI-III's interests in the properties owned by Local Partnerships. CRI-III is not in the practice of valuing its limited partner interests in the Local Partnerships and has not engaged any financial advisor to evaluate the terms of the Equity Resource offer or determine the value of the units. Most of the underlying properties owned by the Local Partnerships have not been appraised for many years. However, CRI is of the view that appraisals or an independent "fairness opinion" are not necessary to substantiate its recommendation to reject the Equity Resource tender offer as inadequate in price due to the amount of CRI-III's cash reserves and the opportunity to use those funds to increase the value of the Partnership by dealing with the purchase money note obligations, as discussed above.

     CRI's recommendation to reject the Equity Resource tender offer assumes that the Limited Partners wish to hold their interests for long term appreciation. Of course, there can be no assurance that the properties owned by the Local Partnerships will appreciate in value. Also, if Limited Partners choose not to accept the tender offer, it is probable that they would have to recognize cancellation of indebtedness income in connection with the anticipated loss of CRI-III's interests in at least three Local Partnerships (Audubon
Towers, Glen Agnes and Congress Plaza) in 2001 that would exceed any cash distributions from CRI-III for the year, resulting in out-of-pocket liabilities for taxes. This state of affairs could persist in future years until all of the purchase money notes are resolved. (On the other hand, Limited Partners who choose to tender their units may incur capital gains taxes.) In addition, if a Limited Partner desires to liquidate his or her investment in the short term, there is no established market for the purchase and sale of Limited Partner units in CRI-III. Although several secondary market services exist, activity has been limited and sporadic. Recent transfers of which CRI-III is aware were for prices lower than Equity Resource's current tender offer.

     This letter may contain projections and other forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such projections or statements include CRI's current views with respect to future events and the financial performance of CRI-III's interests in the Local Partnerships. No assurances can be given, however, that these events will occur or that such projections can be achieved and actual results could differ materially from those projected. A discussion of important factors that could cause actual results to differ materially from those projected is included in CRI-III's periodic reports filed with the Securities and Exchange Commission.

     The Equity Resource tender offer applies only to acquisitions of Limited Partner units in CRI-III. The offer or has represented that it does not presently intend to acquire any General Partner interests or to change management of CRI-III. CRI, as Managing General Partner of CRI-III, receives annual fees for its services, as well as expense reimbursement. The tender offer does not purport to change the economic proceeds of CRI's interest in CRI-III. Neither CRI-III, CRI, CRI-III's individual General Partners, nor any of their respective affiliates, are parties to the Equity Resource offer or own any units subject to the tender offer.

                                                                      EXHIBIT A
                                                                    Page 3 of 3




CRI-III Limited Partners
May 24, 2001
Page 3


     As with any contemplated sale, CRI recommends that Limited Partners carefully review the offer and the Partnership's publicly available reports and consult with their own tax or financial advisors to determine the consequences of acceptance or rejection of the proposed tender offer. Although Equity
Resource's tender offer materials address certain tax consequences of the proposed transaction, each Limited Partner's situation is unique, so consultation with personal advisors may be helpful.

     If a Limited Partner elects not to accept Equity Resource's tender offer, no action is required.

     Limited Partners may receive additional tender offers or so-called mini-tender offers (for a smaller number of units) from time to time. CRI urges you to review this letter, as well as other reports and communications from the Partnership, before making a decision whether or not to tender your units.

     Please feel free to call our Investment Communications Department at 301 468-9200 or 1- 800-678-1116 for assistance in any CRI-III matter.

                              Sincerely,

                              Capital Realty Investors-III Limited Partnership
                              By:    C.R.I., Inc.
                              Its:   Managing General Partner



                              By:
                                     William B. Dockser, Chairman




                              By:
                                     H. William Willoughby, President